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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Strengthens its Position in The Nordic Countries

Magic Software Signed a $400,000 Nordic Distribution Agreement with VM-Line

Houton, The Netherlands (September 27, 2004) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, has lately strengthened its commitment to the Nordic market with a range of initiatives including: the appointment of VM Line from Denmark as its key distributor for the region, the recruitment of new sales partners to promote its iBOLT business integration suite, and a program of customer initiatives and activities.

Copenhagen-based VM-Line - a leading Danish software developer and systems integrator that counts amongst its customers Denmark’s Ministry of Economy & Business Affairs, The Danish Telecom Agency, United Nations, Deutsche Bank and PA Consulting Group - will be responsible for supporting Magic’s existing partner and corporate customer base and in driving sales of iBOLT Magic’s new business integration suite.  As part of the agreement, VM Line has made an initial purchase of licenses for iBOLT and eDeveloper at a value of $400,000 that was recognized in the first half of 2004.

To support VM-Line with the promotion of iBOLT in the Nordic Countries, Magic has recruited a number of new Sales Partners and already enjoys the backing of one of the largest system integrators and management consultancies in the region.

Existing customers – including PA Consulting in Denmark, Sigma in Sweden, and a number of Danish government ministries will also be benefiting from Magic’s increased focus in the region.  Magic is working with VM-Line to improve communications with its customers and has already held its first Nordic User Group in early September, to be followed by further technical briefings and product training over the coming months.

Vagn Majland, Managing Director of VM Line, said, “Magic’s eDeveloper is already a proven, well-respected application development technology in the Nordic Countries with many of the regions largest companies running applications based on Magic.  We believe there is a tremendous opportunity to develop additional business in both Magic’s  existing customers and companies new to the technology I look forward to working with Magic to strengthen our position in the region. The final element of our approach to Scandinavia is to recruit new Sales and Integration Partners for iBOLT, particularly in Sweden, Norway and Finland,” adds Majland.

For system integrators and solution providers, iBOLT's open, standards-based service-oriented architecture provides an easy-to-use, flexible tool that delivers rapid return on investment. iBOLT's  comprehensive integration framework offers advanced business integration, process management and activity monitoring capabilities, that benefit both integrators and customers with rapid project development and deployment, lower implementation and maintenance costs and risks, and increased customer satisfaction.

“We believe there is significant opportunity for iBOLT in the region.  Its open, standards-based structure and ease-of-use make it an ideal integration tool for both business and IT professionals, whilst the affordable pricing model makes it attractive to both mid-sized businesses as well as larger corporations,” commented Regev Yativ, Managing Director of Magic EMEA. “Scandinavia is extremely important to Magic and we are pleased to be working with VM Line in the region”.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: September 27, 2004